Mail Stop 4561

June 4, 2010

Ms. Elizabeth L. DelBianco
Executive Vice President
Chief Legal and Administrative Officer
Celestica Inc.
844 Don Mills Road
Toronto, Ontario, Canada M3C 1V7

> **Re:** **Celestica, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **File No. 001-14832**

Dear Ms. DelBianco:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2009

Item 3. Key Information

D. Risk Factors

"We are dependent on a limited number of customers and end markets, primarily within the consumer, communications and enterprise computing markets, for a substantial portion of our revenue," page 5

1. We note that Research in Motion accounted for 17% of your total revenues in the fiscal year 2009. With a view towards future filings, tell us what consideration you have given to including a summary description of the material terms of your agreement with Research in Motion in your Business Overview section. Refer to Item 4.B.6 of Form 20-F. Also, please tell us whether you have a contract with this

entity, and, if so, provide us with your analysis as to whether you are required to file this contract as an exhibit to your Form 20-F. Refer to Instruction 4 of the Instructions as to Exhibits in Form 20-F.

"Competitors with component manufacturing capabilities may have greater opportunities than we do to win additional business from some of our customers. . . .," page 8

2.   You state that you procure all of your components from third-party suppliers. However, you do not appear to have filed as exhibits to your Form 20-F any contracts with these suppliers or included a summary description of any arrangements with such suppliers that may be material to your business. With a view towards future filings, consider including a description of the material terms of any material agreements you may have with these suppliers in your Business Overview section. Tell us whether you have contracts with any of these entities, and, if so, provide us with your analysis as to whether you are required to file these contracts as exhibits to your Form 20-F. Refer to Instruction 4 of the Instructions as to Exhibits in Form 20-F.

"The interest of our controlling shareholder may conflict with the interest of the remaining holders of our subordinate voting shares," page 15

3.   We note that Onex Corporation holds approximately 69% of the voting interest in your company. In your future filings, consider revising your risk factor caption to convey clearly that Onex Corporation holds 69% of the voting interest in your company. Also, expand your disclosure to describe in more detail the controlling interest relationship held by Onex Corporation in your Business Overview section. Further, it appears that you are not relying upon the exception for controlled companies to Section 303A of the NYSE Listed Company Manual, Corporate Governance Standards, but the exception for foreign private issuers to this section. Please confirm.

"The efficiency of our operations could be adversely affected by any disruptions from our third-party IT providers," page 14

4.   We note that you have outsourced IT systems support for your production control and inventory management systems and that your operations could be adversely affected by any disruptions from these third-party providers. Tell us what consideration you have given to including disclosure of the material terms of these agreements in your disclosure and whether these agreements should be filed as exhibits to your Form 20-F. Refer to Instruction 4(b)(ii) of the Instructions as to Exhibits in Form 20-F.

Item 5. Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results, page 34

5.   Your discussion of the results of operations frequently does not quantify sources of material changes. For example, refer to disclosure on page 37 addressing the decrease in gross profits and decrease in selling, general and administrative expenses. Please note that prefacing a reference to the source or sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 34-26831. To the extent possible, please quantify the sources of material changes and offsetting factors.

Revenue, page 35

6.   Please clarify your statement that revenue decreased in all end markets, other than the consumer market, which was relatively flat compared with 2008, as we note from your table on page 35 that consumer revenue increased from 23% in the fiscal year 2008 to 29% in 2009.

Unaudited Quarterly Financial Highlights, page 50

7.   Refer to the tabular reconciliations of Canadian GAAP earnings (loss) to adjusted net earnings and other non-GAAP metrics on page 52. We believe that the non-GAAP operating statement columnar format appearing on page 52 conveys undue prominence to statements based on non-GAAP information and, generally, should not be presented. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e).

8.   We note that "management uses these non-GAAP measures to assess operating performance." Please more fully describe the specific ways in which management uses each of these measures to conduct or evaluate the business. Your discussion should also describe the economic substance behind management's decision to use each measure, the material limitations associated with the use of the non-GAAP financial measures and the manner in which management compensates for these limitations when using the non-GAAP measures.

9.   We note that management uses free cash flow as a measure to assess cash flow performance and that there is no comparable measure under GAAP. Tell us how you determined that free cash flow does not represent a liquidity measure, the most comparable measure under GAAP being operating cash flows.

10. We note that the guidance for the first quarter of 2010 presented on page 54 includes "Adjusted net earnings per share, using the revised definition."   Please tell us how you determined that your presentation of this range complies with Item 10(e) of Regulation S-K. In this regard, you do not appear to have provided a reconciliation between the non-GAAP range presented and the most directly comparable GAAP measure range.

11. We have similar concerns regarding the non-GAAP presentations made within the press releases and exhibits filed with Forms 6-K on January 27, 2010 and April 27, 2010 that are incorporated by reference into your registration statements.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

(f) Inventories, page F-10

12. We note that in 2009 you recorded a net inventory valuation reversal of $1.0. Identify the components, and their amounts, that result in this adjustment amount. For any component that has the effect of increasing the value of your inventory, explain how your accounting complies with paragraph ASC 330-10-35. In this regard, we note that your reconciliation between Canadian and US GAAP policies does not identify a difference in how inventory is accounted for.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet, Staff Attorney, at (202) 551-3545, or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief